Exhibit 99.3

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi to evaluate the safety and efficacy of novel investigational candidate THOR-707 and KEYTRUDA® (pembrolizumab) in pursuit of establishing a new treatment option in oncology

*	THOR-707 (SAR444245) is a non-alpha IL-2 candidate with a best-in-class profile currently being evaluated in Phase 1 trials for the treatment of solid tumors

PARIS – October 29, 2020 – Sanofi has entered into an agreement with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the U.S. and Canada) to conduct a Phase 2 clinical trial to evaluate the safety, pharmacokinetics, and preliminary efficacy of THOR-707, a highly differentiated non-alpha IL-2 candidate with a best-in-class profile, combined with or in sequenced administration with MSD’s KEYTRUDA® (pembrolizumab) in patients with various cancers.

Under the agreement, Sanofi will sponsor the clinical trials while MSD will provide KEYTRUDA.

“We believe that THOR-707 has the potential to become a foundation of the next generation of immuno-oncology therapies,” said Peter Adamson, Global Head, Oncology Development and Pediatric Innovation, Sanofi. “This collaboration with MSD will enable us to explore whether THOR-707 can increase and expand the effectiveness of KEYTRUDA and improve the outcomes for patients with cancer.”

THOR-707 is currently being evaluated by Sanofi in an ongoing Phase 1 open-label, multi-center, dose escalation and expansion trial. This study is designed to evaluate the safety and tolerability of THOR-707, and to determine its recommended Phase 2 dose alone and in combination with anti-PD-1 and anti-EGFR antibodies.

In addition to testing THOR-707 in combination with KEYTRUDA, Sanofi is separately evaluating the activity of this novel biologic in combination with other anti-PD-1 antibodies, including Libtayo® (cemiplimab-rwlc) and with anti-EGFR and anti-CD38 antibodies for various types of cancer tumors.

THOR-707 demonstrated in preclinical studies the ability to induce the expansion of CD8+T-cells resulting in anti-tumor effects both as single agent as well as in combination with an anti-PD1 mAb.

It is the first molecule from the Synthorin platform, Sanofi’s unique expanded genetic alphabet platform, which has the potential to create a new generation of precision medicines for oncology and autoimmune disease.

About THOR-707

THOR-707 has the potential to be a best-in-class IL-2 therapeutic for the treatment of many types of malignancies and may demonstrate improved pharmacology allowing for less frequent dosing. In pre-clinical experiments, THOR-707 shows striking synergy with anti-PD-1 therapeutics.

It is a precisely PEGylated engineered version of interleukin-2 (IL-2), where the PEG chain is attached at a location on IL-2 that prevents it from binding to immune receptors that cause drug toxicities (IL-2R-alpha, CD25) while preserving binding to immune receptors that selectively expand tumor-killing T effector and Natural Killer (NK) cells without the immunosuppressive effects of regulatory T cells or vascular leak syndrome (VLS) inducing eosinophils.

Editor’s Note: As discussed at Sanofi’s R&D Day in June, full Phase 1 results for THOR-707 and the recommended Phase 2 dose are expected by 2021.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Contact Sally Bain Tel.: +1 (781) 264-1091 sally.bain@sanofi.com	Sanofi Investor Relations Contacts Paris Eva Schaefer-Jansen Arnaud Delepine Yvonne Naughton

Sanofi Investor Relations Contacts North America Felix Lauscher Fara Berkowitz Suzanne Greco IR main line: Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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